Exhibit 99.1

For immediate release

Alcon’s Third Quarter Earnings

Rise 52.2 Percent on 11.8 Percent Sales Growth

HUNENBERG, Switzerland – October 19, 2005 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,071.1 million for the third quarter of 2005, an increase of 11.8 percent over global sales in the third quarter of 2004, or 10.5 percent excluding the impact of foreign exchange fluctuations. Net earnings for the third quarter of 2005 increased 52.2 percent to $295.8 million, or $0.95 per share on a diluted basis, compared to net earnings of $194.3 million or $0.62 per share for the third quarter of 2004.

“Our third quarter results showed solid sales growth and continued strong improvement in gross margins as our sales mix shifted to higher profit products,” said Cary Rayment, Alcon’s chairman, president and chief executive officer. “Our global brand teams and regional management continue to execute our key strategies to drive market share and increase sales of our featured brands. We also have been able to manage our costs well and to capitalize on our global infrastructure to grow profits faster than sales.”

Third Quarter Sales Highlights

Highlights of sales for the third quarter of 2005 are provided below. Unless otherwise noted, all comparisons are versus the third quarter of 2004.

•	U.S. sales grew 12.1 percent to $560.5 million, accounting for 52.3 percent of total sales.
•	International sales grew 11.4 percent to $510.6 million, accounting for 47.7 percent of total sales. Excluding the impact of foreign exchange fluctuations, International sales grew 8.7 percent.
•	Pharmaceutical sales grew 16.3 percent to $437.8 million and contributed 40.9 percent of total sales.
•

Sales of glaucoma products increased 13.6 percent, led by a 34.2 percent rise in sales of Travatan® ophthalmic solution. In the U.S., Travatan® solution has increased its share of the prostaglandin market 3.0 share points on a year-to-date (YTD) basis through August 2005 and continued to build share on a global basis.

•

Sales of infection/inflammation products rose 13.5 percent led by sales of Vigamox® ophthalmic solution and the launch of NevanacTM ophthalmic suspension during the third quarter of 2005. Vigamox® solution is the leading ocular anti-infective in the U.S. with a 44.9 percent share of the fluoroquinolone category through August 2005 YTD.

•

Sales of allergy products, including Patanol® ophthalmic solution, rose 3.4 percent as the normal, seasonal reduction in wholesaler inventories had a greater impact in the third quarter of 2005. Patanol® solution has maintained its number one share position in the U.S., accounting for 67.0 percent of total ocular allergy prescriptions through August 2005 YTD.

•

Sales of otic products increased 38.4 percent, led by Ciprodex® otic suspension. The otic franchise, including Ciprodex® and Cipro® HC otic suspensions, increased 3.7 share points in the U.S. through August 2005 YTD, compared to August YTD 2004, to reach 31.4 percent.

•	Surgical sales rose 10.4 percent to $484.3 million, accounting for 45.2 percent of total sales.
•

Sales of intraocular lenses increased 18.2 percent to $165.0 million. Sales growth was attributable to market share gains, the launch of the AcrySof® ReSTOR® intraocular lens, continued conversion to single-piece intraocular lenses in general and the AcrySof® Natural lens specifically. Global sales of the AcrySof® ReSTOR® lens in the third quarter of 2005 and September 2005 YTD were $17.5 million and $27.9 million, respectively.

•

Sales of cataract and vitrectomy products rose 8.9 percent, with sales of vitreoretinal surgical products, cataract removal systems and cataract procedure paks being key drivers of growth in this sector.

•	Refractive revenue declined 29.1 percent due to a decrease in global equipment sales and procedures.
•	Consumer eye care sales increased 4.1 percent to $149.0 million, accounting for 13.9 percent of total sales.
•	Sales of contact lens disinfectants declined 1.5 percent as growth from Opti-Free® Express® contact lens disinfectant did not offset declines in older disinfecting solutions.
•	Sales of artificial tears products increased 15.6 percent as Systane® lubricant eye drops continued to gain global market share.

Third Quarter Earnings Highlights

Highlights of earnings for the third quarter of 2005 are provided below. Unless otherwise noted, all comparisons are versus the third quarter of 2004.

•	Gross profit margin increased 2.9 percentage points to 77.0 percent of sales, primarily due to manufacturing efficiencies, product mix and reduced royalty expense.
•

As a percent of sales, SG&A expenses decreased to 30.9 percent from 32.4 percent of sales. The company continued to exercise good cost control by taking advantage of its global operating infrastructure.

•	As a percent of sales, R&D expenses decreased to 9.7 percent from 10.6 percent of sales due to prior year expenses associated with a license agreement executed in the third quarter of 2004.
•	Led primarily by increased gross margins, operating income increased 32.8 percent to $367.9 million, or 34.3 percent of sales, from 28.9 percent of sales.
•

The company’s nine month effective tax rate was 22.7 percent. This represents a decline in the effective tax rate of 5.0 percentage points compared to the 2004 full year adjusted tax rate of 27.7 percent. The reduction in the effective tax rate was primarily due to the resumption of funding a portion of research and development expenses in the U.S. and favorable mix between tax jurisdictions. The 2004 full year adjusted effective tax rate includes non-GAAP adjustments reconciled in the table below. The reported effective tax rate for the full year 2004 was 22.6 percent.

Third Quarter Research and Development Update

Summarized below are updates on key research and development activities.

•	The company received approval from the U.S. Food and Drug Administration (FDA) for NevanacTM ophthalmic suspension for the treatment of pain and inflammation associated with cataract surgery.
•

The company received approval from the FDA for the AcrySof® ReSTOR® Natural intraocular lens. The lens contains a blue-light absorbing chromophore and is designed for cataract patients with and without presbyopia.

•

The company received approval from the FDA for the AcrySof® Toric intraocular lens for use in cataract patients with pre-existing corneal astigmatism. The company is pursuing approval of the lens with a blue-light absorbing chromophore and plans to launch the lens in the spring of 2006.

•

The company received clearance from the FDA to market Opti-Free® RepleniSHTM multi-purpose disinfecting solution for soft contact lenses and expects full commercial launch in the first quarter of 2006.

•	The company received approval for its Travoprost plus Timolol Fixed Combination glaucoma treatment in Australia.
•	The company launched ICaps® MV dietary supplement, a next generation ocular supplement that provides an advanced ocular nutrition formula and a complete multivitamin in one formula.
•

The company has enrolled more than 2,100 patients in the two risk reduction clinical trials on RETAANE® suspension. The company expects to enroll the full complement of 2,500 patients for the trials by the end of 2005. Once fully enrolled, these studies are expected to last four years.

•

During October 2005, the company presented 24 month data on RETAANE® suspension. The results confirmed the safety of the drug after two years of administration, which was the purpose of the 24 month analysis. The company is continuing its discussions with the FDA and other international regulatory bodies regarding approval of the drug.

Financial Guidance

•	Sales for the full year 2005 are expected to be between $4,350 million and $4,400 million.
•	Diluted earnings per share for the full year 2005 are expected to be between $3.58 and $3.60.
•	Guidance for sales of the AcrySof® ReSTOR® lens remains unchanged.

Company Description

Alcon, Inc. is the world’s leading eye care company, with sales of $3.9 billion in 2004. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. All trademarks noted in this release are the property of Alcon, Inc., with the exception of Cipro® and Ciprodex®, which are the property of Bayer AG and licensed to Alcon. Vigamox® solution is licensed to Alcon, Inc. by Bayer AG.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(USD in millions, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Sales	$1,071.1	$958.1	$3,313.6	$2,960.9
Cost of goods sold	246.4	248.6	822.7	812.6

Gross profit	824.7	709.5	2,490.9	2,148.3

Selling, general and administrative	331.1	310.1	1,009.4	913.2
Research and development	103.6	101.8	302.9	282.0
Amortization of intangibles	22.1	20.6	64.1	51.8

Operating income	367.9	277.0	1,114.5	901.3

Other income (expense):
Gain (loss) from foreign currency, net	0.5	1.4	2.3	(1.8)
Interest income	12.8	5.7	33.4	15.9
Interest expense	(10.1)	(6.5)	(28.2)	(19.8)
Other, net	3.9	(0.1)	3.9	(0.1)

Earnings before income taxes	375.0	277.5	1,125.9	895.5

Income taxes	79.2	83.2	255.6	211.0

Net earnings	$295.8	$194.3	$870.3	$684.5

Basic earnings per common share	$0.96	$0.64	$2.84	$2.24

Diluted earnings per common share	$0.95	$0.62	$2.79	$2.20

Basic weighted average common shares	306,536,803	305,519,598	306,001,571	305,909,907
Diluted weighted average common shares	312,525,956	311,019,235	311,700,220	310,941,464

ALCON, INC. AND SUBSIDIARIES

Global Sales

(USD in millions)

	Three Months Ended			%Foreign	%Change in
	September 30,			Currency	Constant
	2005	2004	%Change	Change	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$260.9	$226.5	15.2%	-%	15.2%
Surgical	225.3	200.7	12.3	-	12.3
Consumer Eye Care	74.3	72.7	2.2	-	2.2

Total United States Sales	560.5	499.9	12.1	-	12.1

International:
Pharmaceutical	176.9	149.9	18.0	3.3	14.7
Surgical	259.0	237.8	8.9	2.0	6.9
Consumer Eye Care	74.7	70.5	6.0	3.7	2.3

Total International Sales	510.6	458.2	11.4	2.7	8.7

Total Global Sales	$1,071.1	$958.1	11.8%	1.3%	10.5%

PRODUCT SALES
Infection/inflammation	$157.6	$138.8	13.5%
Glaucoma	153.3	134.9	13.6
Allergy	73.3	70.9	3.4
Otic	74.9	54.1	38.4
Other pharmaceuticals/rebates	(21.3)	(22.3)	N/M

Total Pharmaceutical	437.8	376.4	16.3	1.3%	15.0%

Intraocular lenses	165.0	139.6	18.2
Cataract/vitreoretinal	307.6	282.4	8.9
Refractive	11.7	16.5	(29.1)

Total Surgical	484.3	438.5	10.4	1.1	9.3

Contact lens disinfectants	78.3	79.5	(1.5)
Artificial tears	42.2	36.5	15.6
Other	28.5	27.2	4.8

Total Consumer Eye Care	149.0	143.2	4.1	1.9	2.2

Total Global Sales	$1,071.1	$958.1	11.8%	1.3%	10.5%

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES

Global Sales

(USD in millions)

	Nine months ended			%Foreign	%Change in
	September 30,			Currency	Constant
	2005	2004	%Change	Change	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$824.5	$746.1	10.5%	-%	10.5%
Surgical	637.0	578.1	10.2	-	10.2
Consumer Eye Care	215.1	210.3	2.3	-	2.3

Total United States Sales	1,676.6	1,534.5	9.3	-	9.3

International:
Pharmaceutical	547.9	449.9	21.8	5.1	16.7
Surgical	856.4	763.4	12.2	4.1	8.1
Consumer Eye Care	232.7	213.1	9.2	4.8	4.4

Total International Sales	1,637.0	1,426.4	14.8	4.6	10.2

Total Global Sales	$3,313.6	$2,960.9	11.9%	2.2%	9.7%

PRODUCT SALES
Infection/inflammation	$490.2	$440.9	11.2%
Glaucoma	463.8	394.6	17.5
Allergy	295.4	268.9	9.9
Otic	178.0	138.8	28.2
Other pharmaceuticals/rebates	(55.0)	(47.2)	N/M

Total Pharmaceutical	1,372.4	1,196.0	14.7	1.9%	12.8%

Intraocular lenses	493.9	429.7	14.9
Cataract/vitreoretinal	956.3	863.6	10.7
Refractive	43.2	48.2	(10.4)

Total Surgical	1,493.4	1,341.5	11.3	2.3	9.0

Contact lens disinfectants	229.5	229.9	(0.2)
Artificial tears	129.4	104.9	23.4
Other	88.9	88.6	0.3

Total Consumer Eye Care	447.8	423.4	5.8	2.4	3.4

Total Global Sales	$3,313.6	$2,960.9	11.9%	2.2%	9.7%

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(USD in millions)

	Sept 30,	Dec 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$1,112.5	$1,093.4
Short term investments	287.1	138.2
Trade receivables, net	770.4	696.8
Inventories	424.6	455.2
Deferred income tax assets	175.4	176.1
Other current assets	85.2	84.4

Total current assets	2,855.2	2,644.1

Long term investments	239.9	-
Property, plant and equipment, net	812.2	830.2
Intangible assets, net	315.4	329.3
Goodwill	550.4	549.2
Long term deferred income tax assets	83.9	66.4
Other assets	55.2	48.9

Total assets	$4,912.2	$4,468.1

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$131.1	$126.2
Short term borrowings	890.5	911.6
Current maturities of long term debt	5.7	4.5
Other current liabilities	908.3	835.1

Total current liabilities	1,935.6	1,877.4

Long term debt, net of current maturities	68.6	71.9
Long term deferred income tax liabilities	20.5	23.3
Other long term liabilities	327.1	307.6
Contingencies

Shareholders’ equity:
Common shares	43.3	42.7
Additional paid-in capital	762.8	547.3
Accumulated other comprehensive income	101.5	225.4
Deferred compensation	(0.6)	(2.6)
Retained earnings	2,221.6	1,653.6
Treasury shares, at cost	(568.2)	(278.5)

Total shareholders' equity	2,560.4	2,187.9

Total liabilities and shareholders' equity	$4,912.2	$4,468.1

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in millions)

	Nine months ended Sept 30,
	2005	2004

Cash provided by operating activities:
Net cash from operating activities	$1,073.1	$862.5

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(106.7)	(109.1)
Purchases of intangible assets	(43.2)	(69.9)
Net purchases of investments	(381.3)	(39.7)
Other	2.2	1.2

Net cash from investing activities	(529.0)	(217.5)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(11.7)	(505.2)
Repayment of long term debt	(5.2)	(9.0)
Dividends on common shares	(302.0)	(169.4)
Proceeds from exercise of stock options	138.1	19.9
Acquisition of treasury shares	(292.7)	(174.2)

Net cash from financing activities	(473.5)	(837.9)

Effect of exchange rates on cash and cash equivalents	(51.5)	(12.9)

Net increase (decrease) in cash and cash equivalents	19.1	(205.8)

Cash and cash equivalents, beginning of period	1,093.4	1,086.0

Cash and cash equivalents, end of period	$1,112.5	$880.2

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$28.1	$21.2

Income taxes	$111.8	$199.4

ALCON, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Disclosures (Unaudited)

(USD in Millions, except per share data)

	Year ended December 31, 2004 (1)
		Non-GAAP	Non-GAAP
	Reported	Adjustment	Adjusted
Effective Tax Rate	22.6%	5.1%	27.7%

(1)

The adjusted item above is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission related to the favorable impact of filing amended federal income tax returns to claim research and experimentation tax credits for prior years and to the resolution of several significant tax audit issues. Alcon presents this non-GAAP measure to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton

Vice President,

Investor Relations and Strategic Corporate Communications

817-551-8974

or

Wes Brazell

Director,

Investor Relations

817-551-8897

www.alconinc.com